SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2012
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: June 14, 2012

List of materials

Documents attached hereto:

i) Press Release announcing Sony Pictures Television To Increase Stake In Multi Screen Media.

June 14, 2012

SONY PICTURES TELEVISION TO INCREASE STAKE IN MULTI SCREEN MEDIA

MUMBAI, INDIA and CULVER CITY, CA (June 14, 2012) – Sony Pictures Television (SPT), an indirect wholly-owned subsidiary of Sony Pictures Entertainment Inc., has signed an agreement to acquire approximately 32 percent of the shares of Multi Screen Media Private Limited (MSM), which are owned by Grandway Global Holdings Limited (“Grandway”) and Atlas Equifin Private Limited (“Atlas”).  The agreement, subject to government approval, will bring SPT’s interest in MSM to a little over 94 percent.  The closing for this transaction is expected to take place by the end of December 2012.

“SPT has enjoyed great success with our channels in India and this acquisition further demonstrates our commitment to entertaining Indian audiences,” said Andy Kaplan, president, worldwide networks, SPT.   “We’d especially like to thank Grandway and Atlas for their entrepreneurial spirit that helped to get this venture off the ground 17 years ago.”

MSM operates television networks in India and its channels include Sony Entertainment Television (SET), one of India's leading Hindi general entertainment television channels; MAX, India's premium movies and special events channel; SAB, a Hindi channel focusing on entertaining modern India; PIX, a channel that airs Hollywood movie product; MIX, a dedicated music channel; and the recently launched sports channel, SIX.

Under the terms of the agreement for this acquisition, aggregate cash consideration of USD271 million will be paid by SPT to Grandway and Atlas, subject to receipt of any necessary government approval, with USD145 million expected to be paid by SPT at the closing of the acquisition by the end of December 2012 and the remaining USD126 million to be paid in three equal annual installments starting from the fiscal year ending March 31, 2014.  A substantial portion of the impact from this acquisition has already been included in Sony Corporation's consolidated financial forecasts for the fiscal year ending March 31, 2013 and no material impact from this acquisition is anticipated on such forecasts.

ABOUT SONY PICTURES TELEVISION

Sony Pictures Television is one of the television industry’s leading content providers.  It produces and distributes programming in every genre, including series, telefilms, theatrical releases and family entertainment around the world and for every platform:   broadcast and cable television, first-run and off-network syndication and digital distribution.  In addition to one of the industry’s largest libraries of feature films and television shows, SPT boasts a current program slate that includes the top-rated daytime dramas and game shows, landmark off-network series, original animated series and critically acclaimed primetime dramas, comedies and telefilms.  Internationally, SPT produces 6,000+ hours of programming annually in over 70 countries.  SPT is a leader in local language productions, some of which are co-produced with local partners, and sells SPE-owned formats around the world.  To better serve its clients and partners worldwide, SPT maintains offices throughout the world, including Argentina, Australia, Brazil, Canada, France, Germany, Hong Kong, Hungary, India, Italy, Japan, Korea, Mexico, the Netherlands, the People’s Republic of China, Russia, Singapore, Spain, Venezuela and the United Kingdom. SPT's worldwide television networks portfolio is a key strategy in SPE's long-range commitment to the global marketplace, with 120 channel feeds, which are available in 159 countries reaching more than 754 million households worldwide.  SPT also creates original content for and manages SPE’s premium video website, Crackle.  Additionally, SPT owns Dutch entertainment company 2waytraffic, production company Embassy Row and Sony Movie Channel, and is a part owner of cable channel GSN, new 3D channel 3net, FEARnet, the premier horror/thriller website and VOD service, and national media sales company ITN Networks, Inc.  SPT advertiser sales is one of the premiere national advertising sales companies, handling the commercial inventory in SPT’s syndicated series as well as in all of SPE's digital businesses in the United States.  SPT (www.sonypicturestelevision.com) is a Sony Pictures Entertainment company.

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